JVM Securities, LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70032

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20

MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JVM Securities

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

903 Commerce Drive, Suite 250

(No. and Street)

Oak Brook	IL	60523
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants

(Name – if individual, state last, first, middle name)

9221 Corbin Ave. Suite 165	60523	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Holly Onachilla _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JVM Securities _____, as of December 31 _____, 20 20 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Holly O.
Signature

President, JVM Securities
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

OFFICIAL SEAL
SAMANTHA LESNICKI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/01/21

State of Illinois
County of DuPage
Subscribed and sworn to (or affirmed) before me on this 27th day of January, 2021 by Holly Onachilla proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public _____



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of JVM Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JVM Securities, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 23, 2021

JVM SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Assets

Cash	$ 33,389
Commissions Receivable- Related Parties	122,154
Intangible Assets, net	4,992
Total Assets	**$ 160,535**

Liabilities and Member's Equity

Liabilities

Commissions Payable	$104,375
Due to Related Party	4,340
Accrued Expenses	8,526
Total Liabilities	117,241

Member's Equity/(Deficit)	43,294
Total Liabilities and Member's Equity	**$160,535**

The accompanying notes are an integral part of this financial statement

JVM SECURITIES, LLC
STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

Revenue	
Commission Income	$ 548,617
Other Income	28
Total Revenue	548,645
Expenses	
Payroll, P/R Taxes & Benefits	530,876
Marketing & Advertising	1,937
Administrative Expenses	127,113
Amortization	2,496
Total Expenses	662,422
Net Income (Loss)	**$(113,777)**

The accompanying notes are an integral part of this financial statement

2

JVM SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

	Member's Equity
Balance, beginning of year	$157,071
Net income (loss)	(113,777)
Balance, end of year	$43,294

The accompanying notes are an integral part of this financial statement

JVM SECURITIES, LLC
STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows from Operating Activities

Net Income/(Loss)	$(113,777)
Adjustments to reconcile net loss to net cash provided by/ (used in) operations	
Amortization Expense	2,496
Changes in Assets and Liabilities	
Commissions Receivable-Related Parties	182,765
Accrued Expenses	(16,520)
Commissions Payable	(158.699)
Due to Related Party	(4,366)
Net Cash Provided By/ (Used In) Operating Activities	$(108,101)

Cash Flows from Investing Activities	0
Cash Flows from Financing Activities	0
Net Increase/(Decrease) in Cash	(108,101)
Cash Beginning of Period	141,490
Cash End of Period	$33,389

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	NONE
Income taxes	NONE

The accompanying notes are an integral part of this financial statement

4

(1)   SUMMARY OF SIGNIFICANT ACCOUTING POLICIES

Nature of Business

JVM Securities, LLC (the "Company") is a registered-broker dealer incorporated under the laws of the State of Delaware on April 6, 2017, maintaining its principal and only active office in Oak Brook, Illinois. On January 17, 2018, the Company became a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's primary business consists of the wholesaling and retailing of direct participating programs for which a related entity is the general manager.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting in accordance with the accounting principals generally accepted in the United States ("GAAP").

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company has placed cash with high quality banking institutions and may at times exceed federally insured limits of $250,000. As of December 31, 2020, the Company had cash deposits in one financial institution which did not exceed federally insured limits. The Company believes that the risk of loss is minimal. To date, the Company has not experienced any losses related to cash deposits with financial institutions.

Revenue Recognition

Commission income is recognized on the closing date of the underlying transaction when evidence of an agreement exists, the price is fixed or determinable, collectability is reasonably assured, and the Company's performance obligations have been completed in accordance with the terms of its client agreement. Transaction-related costs are recorded as expenses in the same reporting period as the associated revenue. Transaction-related costs are expensed in the event that the client engagements are terminated.

Leases

The Company shares its office space with an affiliate under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to FASB ASC 842, Leases. The Company records shared expenses monthly as billed.

Income Taxes

Under provisions of the Internal Revenue Code and applicable state law, the Company is not directly subject to income taxes. The results of its operations are includable in the tax returns of its member. Therefore, no provision for income tax expense has been included in the accompanying financial statements.

The Company follows accounting rules for uncertain tax positions. These rules require financial statement recognition of the impact of the tax position if a position is more likely than not of being sustained on audit, based on the technical merits of the position. These rules also provide guidance on measurement, recognition, classification, interest and penalties, accounting in interim periods, transition and disclosure requirements for uncertain tax positions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Intangible Assets

The company capitalized its start up costs on January 17, 2018, totaling $12,524. These costs are being amortized over 5 years. Amortization expense for the year ending December 31, 2020 was $2,496.

Advertising

Advertising costs are charged to operations when incurred. Advertising and marketing expenses were $1,937 for the year ended December 31, 2020.

(2)   RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement with JVM Realty Corporation, LLC (JVM), an affiliate of the Company. The Company agreed to lease and/or utilize facilities, equipment, personnel, and third-party services from JVM. On September 24, 2018, the agreement was amended and shall remain in effect unless terminated according to its terms. During the term, the Company is legally obligated to reimburse JVM for certain costs based upon the Company's pro-rata share of these costs, which include rental of facilities, telephone and systems support which totaled $11,172 for the year ended December 31, 2020. As of December 31, 2020, $4,340 is due to JVM for such expenses.

The Company also has an expense-sharing agreement with JVM Realty Management, Inc. (JVMM), an affiliate of the Company. JVMM provides payroll processing services to the Company under an agreement which will remain in effect until terminated. The Company is legally obligated to reimburse JVMM for payroll expenses during the term of the agreement. Such expenses totaled $530,876 in the year ending December 31, 2020.

The Company entered into Placement Agreements (the "PAs") with JVM Realty Apartment Fund 8, LLC (F7) and JVM Multi-Premier Fund IV, LLC (P4) on March 1, 2020, and with JVM Preferred Equity Fund, LLC, 2020 Series Class A 7% Preferred Equity Interests (Pref2020) on April 15, 2020.

6

These LLCs are related to the ultimate beneficial owner of the Company who is also a managing member of these LLCs. The terms of the PAs appoint the Company as a placement agent for the purpose of the placement of LLC membership interests. Under the PAs with F8, P4 and Pref2020 the Company will receive commission fees of up to 1.85% of the amounts raised from investors introduced by the Company to F8, P4 and Pref2020. The Company earned commissions totaling $548,617 from the placement of interest in F8, P4 and Pref2020 for the year ended December 31, 2020. Commissions receivable related to the placement of interest in F8, P4 and Pref2020 were $122,154 as of December 31, 2020.

It is possible that the terms of the related parties are not the same as those that would result for transactions among wholly unrelated parties.

(3)   NET CAPITAL

The Company is subject to a $5,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate daily; however, as of December 31, 2020, the net capital ratio was 5.71 to 1 and the net capital was $20,522 which exceeded the minimum capital by $12,706.

(4)   SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no such events or transactions which took place that would have a material impact on its financial statements.

(5)   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

6 - Commitments, Guarantees and Contingencies

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2020.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

JVM SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1

DECEMBER 31, 2020

Total member's equity		$ 43,294
Less: non-allowable assets		
Receivable, and other assets	(22,771)	
Total non-allowable assets		(22,771)
Net capital		$ 20,523

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 7,816
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 7,816
Excess net capital	$ 12,707

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 117,241
Ratio of aggregate indebtedness to net capital	5.71 to 1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17a-5 Part IIA report, as of December 31, 2020.

See report of independent registered public accounting firm

9

JVM SECURITIES, LLC
SCHEDULE II
COMPUTATION DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO SEC RULE 15C3-3

DECEMBER 31, 2020

The Company claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities, and the wholesaling and retailing of direct participating programs for which a related entity is the general manager. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

JVM SECURITIES, LLC
SCHEDUE III
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS TO SEC RULE 15C3-3
DECEMBER 31, 2020

The Company claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities, and the wholesaling and retailing of direct participating programs for which a related entity is the general manager. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

JVM Securities, LLC
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2020


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of JVM Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) JVM Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which JVM Securities, LLC claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities and the wholesaling and retailing of direct participating programs for which a related entity is the general manager and (2) JVM Securities, LLC stated that JVM Securities, LLC met the identified exemption provisions throughout the year ending December 31, 2020 without exceptions. JVM Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JVM Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 23, 2021

Exemption Report

This is to certify that, to the best of my knowledge and belief:

JVM Securities, LLC ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities, and the wholesaling and retailing of direct participating programs for which a related entity is the general manager. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company met the identified exemption throughout the year ended December 31, 2020 without exceptions.

Thank you,

Holly Gnachilla, President